Exhibit 99.1

NEWS
RELEASE

Suite 215-800 West Pender St
Vancouver, BC V6C 2V6

t:	604 669 2251
866 824 1100
f:	604 669 8577

w:	www.kimberresources.com

KIMBER ANNOUNCES FIRST QUARTER FINANCIAL RESULTS

November 15, 2011

Vancouver, British Columbia - Kimber Resources Inc. (NYSE Amex:KBX, TSX:KBR) (“Kimber” or “the Company”) has announced its financial results for the three months ended September 30, 2011. All amounts in this news release are in Canadian dollars. The operating results were prepared in accordance with International Financial Reporting Standards (“IFRS”). Kimber’s condensed consolidated interim financial statements and management’s discussion & analysis for the three months ended September 30, 2011 are now available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.com.

Kimber had working capital of $11.0 million, including $11.4 million in cash and cash equivalents, as of September 30, 2011, a significant increase over the $7.7 million of working capital as of June 30, 2011. Kimber’s net loss for the three months ended September 30, 2011 was $758,187 or $0.01 per common share compared with a net loss of $647,006 or $0.01 loss per share for the three months ended September 30, 2010.

Kimber’s equity increased by $7.0 million at September 30, 2011 compared to June 30, 2011, due primarily to a private placement completed in July 2011.

“During the three months ended September 30, 2011 Kimber strengthened its cash position and continued to release a number of excellent high grade gold-silver drill results from the Carmen drill program at Monterde,” said Gordon Cummings, President & CEO of Kimber. “Kimber is currently drilling the Carmen and Veta Minitas deposits at Monterde and work has commenced to complete an updated mineral resource estimate for the Carmen deposit which will include 2011 drill results.”

Selected information

The following information is for the three months ended September 30, 2011 and 2010:

	For Three months ended
	September 30, 2011	September 30, 2010
Results of operations
Net loss	$(758,187)	$(647,006)
Net loss per share – basic and diluted	$(0.01)	$(0.01)

Net cash used in operations	$(685,126)	$(562,390)
Net cash used in investing activities	$(3,918,122)	$(859,778)
Net cash provided by financing activities	$7,563,954	$(1,489)

The following information is as at September 30, 2011 with comparable information at June 30, 2011.

	September 30,	June 30,
	2011	2011
Financial position
Cash and cash equivalents	$11,362,135	$8,401,429
Current assets	12,893,629	9,607,731
Mineral interests	52,428,455	48,839,128
Total assets	65,910,782	58,995,943
Current liabilities	1,873,891	1,915,016
Total liabilities	1,873,891	1,915,016
Equity	64,036,891	57,080,927

Working capital	$11,019,738	$7,692,715

The net losses for Kimber for the three months ended September 30, 2011 and 2010 include non-cash charges for share-based compensation of $149,717 in 2011 and $115,757 in 2010.

About Kimber

Kimber owns mineral concessions covering in excess of 39,000 hectares in the prospective Sierra Madre gold-silver belt, including the Monterde property, where three gold-silver mineral resources have already been defined. The most advanced of these, the Carmen deposit, has been extensively drilled and has undergone detailed geologic modeling. The completion of the preliminary economic assessment for Monterde represented a significant step forward for Kimber and is expected to lead to further development and more advanced economic studies at the Monterde deposits. The subsequent discovery of high grade gold-silver mineralization below the mineral resources used in the the preliminary economic assessment adds a potentially significant new dimension to the opportunities at Monterde.

FOR FURTHER INFORMATION PLEASE CONTACT:

Matthew Hamilton
Manager of Investor Relations
or
Gordon Cummings, CA
President and CEO

North America Toll Free: 1-866-824-1100
Tel: (604) 669-2251
Fax: (604) 669-8577

Website: http://www.kimberresources.com
Email: news@kimberresources.com

Forward looking statements
Statements in this release may be viewed as forward-looking statements, including statements regarding estimates of mineral resources at Monterde, the preliminary assessment of the Monterde project, the conversion of inferred resources to measured and indicated resources, the conversion of mineral resources to mineral reserves, life of mine estimates, the potential for gold and silver mineral resources in the Carmen deposit and other targets within the Monterde project, the further development, expected results and future economic assessments of the Monterde project . When used in this press release, the words “expect”, “intend”, “hopes”, “believe”, “may”, “will”, “if”, “anticipates” and similar expressions are intended to identify forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. Such risks and uncertainties include, among others, uncertainty of mineral reserve and mineral resource estimates, risks relating to fluctuations in the price of gold and silver, the inherently hazardous nature of mining-related activities, potential effects on Kimber’s operations of environmental regulations in the countries in which it operates, risks due to legal proceedings, risks relating to political and economic instability in certain countries in which it operates, risks related to the use of inferred resources in the preliminary assessment, and uncertainty of being able to raise capital on favourable terms or at all, as well as those risk factors discussed under the headings “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in Kimber’s latest Annual Report on Form 20-F as filed on September 27, 2011. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements, except as required by law. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.

The technical information in this news release has been prepared in accordance with Canadian regulatory requirements set out in National Instrument 43-101 and reviewed by Mr. Petrus (Marius) Maré P.Geo., Vice-President Exploration of the Company. The exploration activities at the Monterde and Pericones project sites are carried out under the supervision of Mr. Maré, who is the designated Qualified Person under National Instrument 43-101 for the Monterde and Pericones projects.

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Kimber Resources uses certain terms on its website (and certain press releases), such as “measured,” “indicated,” and “inferred,” “resources,” which the SEC guidelines strictly prohibit U.S. companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure under the heading “Cautionary Note to U.S. Investors Regarding Mineral Reserve and Resource Estimates” in our latest annual report on Form 20-F which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.